SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
GEOFFREY CHAN *		BOSTON
ANDREW L. FOSTER *	42/F, EDINBURGH TOWER, THE LANDMARK	CHICAGO
CHI T. STEVE KWOK *	15 QUEEN’S ROAD CENTRAL, HONG KONG	HOUSTON
EDWARD H.P. LAM ◆*		LOS ANGELES
HAIPING LI *	TEL: (852) 3740-4700	NEW YORK
RORY MCALPINE ◆	FAX: (852) 3740-4727	PALO ALTO
JONATHAN B. STONE *	www.skadden.com	WASHINGTON, D.C.
PALOMA P. WANG		WILMINGTON
◆ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

                     December 5, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Dada Nexus Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

December 5, 2019

Financial Statements

The Company has included in this submission its audited consolidated financial statements and selected financial information as of and for the years ended December 31, 2017 and 2018, and unaudited interim consolidated financial statements and selected financial information as of September 30, 2019 and for the nine months ended September 30, 2018 and 2019. As an emerging growth company, the Company has omitted from the Draft Registration Statement its financial statements for 2016, and has also omitted the selected financial information for the years before 2017.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

December 5, 2019

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours, /s/ Z. Julie Gao
Z. Julie Gao

cc:	Philip Jiaqi Kuai, Chief Executive Officer, Dada Nexus Limited

Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP